INVEST IN **INVESTII**

Actionable money app building wealth, savings habits & alternative credit



investii.com Milwaukee WI



LEAD INVESTOR

Gian Perrone VP of Engineering, Nav. Former Engineering Lead, Square Banking.

I've been incredibly impressed by the Investii team and the strong results they've produced with very limited resources. My investment thesis in Investii is simple: great founders with a strong, testable point of view. Beyond the strength of the team, the product is beautiful. Try it yourself! The experience is compelling and the avenues to grow into adjacent markets (e.g., ETFs) and for deeper automation are obvious from the outset. I believe the Investii team is the right one to deliver on this promise.

Invested $1,000 this round & $5,000 previously

Highlights

1. 1️⃣ 1st third-party finance app to allow money movement amongst accounts with different institutions
2. ✅ Developed a proprietary algorithm assessing credit risk through savings behaviors and cash flow
3. 🏆 gener8tor portfolio company - raised $280k from execs at Square, The Boring Company, & BMO Harris
4. 📈 Revenue positive on less than $125k of burn 🔥
5. 🤯 Massive disruption potential through behavioral savings data and third-party fund transfers
6. 🚀 Demoing at Finnovate, semi-finalists in Pepperdine's Most Fundable Companies (top 100 out of 4k+)
7. 🏦 In discussions with multiple local banks and credit unions about licensing Investii's app.

Our Team



Nishant Deshpande CEO

6 years of banking/investments experience including building risk models Grew a
nonprofit's $2.5M investment portfolio to $5M in 3 years Saved 65% of his professional



Nishant Deshpande CEO

6 years of banking/investments experience including building risk models Grew a
nonprofit's $2.5M investment portfolio to $5M in 3 years Saved 65% of his professional
earnings allowing him to self-finance Investii's MVP

> Strong savings habits are the key to financial freedom and the peace of mind that comes with it. We
> wanted to find a scalable way to help people make financial progress and allow them to leverage
> savings data to prove they are trustworthy borrowers. Everything in America rewards spending
> (including the credit system) and we want to change that.



Bryan Stave Chief Growth Officer

Dynamic public speaker having led Investii to wins in multiple competitive pitch
competitions Coordinated speaking events at 40+ universities prior to launching the
app Spent 5 years in Epic implementation and 3 years in music prior to founding



Micah DeRusha CTO

Designed and built Investii's back end architecture and security protocols Capitol One
Software Engineering Summit finalist Former Epic engineer Graduated in 3 years from
UW-Madison with a double major in computer science and engineering



Tyler Trebitowski Director of Engineering

Responsible for much of Investii's mobile app front end and predictive AI Developed
custom charting library allowing Investii to create unique data visualization Tyler's too
humble to say this...but he's a true 10Xer

Pitch




Problem
It's hard to make financial progress
• Lack confidence to create and stick to a financial plan
• Current products are not actionable or engaging
• No platform targets saving habits and automates wealth-building
The typical budgeting app

We exist because it's hard to make financial progress. People don't like to think about money and existing tools focus on wealth preservation not growth. Budgeting apps aren't actionable and make users feel bad about spending, not good about saving. Really, wealth building has only two steps...

- Spend less than you earn
- Consistently move money into interest-bearing accounts


Solution
Centralized Hub
• View and control all financial accounts
• Displays the most important metrics
◦ Personal savings rate, liquidity ratios
• Personalized strategies to maximize net worth
Automate & Reward Savings Habits
• Move money to any connected financial account
• Cash-back rewards points for saving
Dashboard
August Spending
$1,654
Progress
Safety Net
July Savings Rate

Investii is designed to help you practice healthy habits and make progress. We're the first third-party app to allow you to move money among checking, savings, investment, and retirement accounts no matter where you bank. When you connect an account to Investii, you connect it to the rest of your financial life.

After securely linking accounts, we calculate your Safety Net (how many months you can go without another paycheck...essentially your personal runway) and personal savings rate (the percentage of your income not spent). Based on those metrics, we send alerts when you have money available to save or invest, and from there, you can act on it right in the app.

We'll soon be offering an ETF robo-advisor to make investing unintimidating, and for dollars moved to savings or investment accounts, you earn rewards points

redeemable for cash.





9:41
Accounts
All
Cash
Investments
Checking
$7,233.05
Primary Checking
WaterStone Bank
$7,233.05
Savings
$2,467.15
$2,467.15
Credit Card
-$601.83
$301.42
Citi Credit Card
Citibank
$300.41
Investments
$2,482.45
TD Ameritrade
$2,482.45
IRA
$13,018.38
Home
Progress
Accounts
Market

Disruption Potential
Evaluating credit risk is incomplete without considering savings behaviors
Investii captures predictive and holistic savings metrics
Massive opportunity to monetize behavioral savings data
Fairer access to financial opportunity
FinTech is increasing competition for deposits
Investii drives consistent deposits to third-party products
First to allow transfers to all account types
Eliminates transfer fraud
Increase deposits up to 300%
Transfer Money
$700.00

We have two major disruption opportunities. The first is evaluating credit risk through savings behaviors and proving that strong savers make good borrowers. Investii captures unique metrics measuring how well our users save and live within their means. Everyone knows the credit score has holes in it, but the only way to change the system is to provide a better option for both sides. By using Investii, borrowers prove they're trustworthy through healthy financial choices (not debt) and lenders get a more complete risk profile.

Next, since we move money to third-parties, we're creating a new strategy for acquiring assets under management and will charge a small commission. We help our partners increase deposits and eliminate transfer fraud, both huge issues for brokerages and fintechs in the last year.

Meet The Team










Nishant Deshpande, CEO
BMO Capital Markets
Bryan Stave, CGO
Epic
Micah DeRusha, CTO
Epic
Tyler Trebitowski, Director of Engineering
Dean

This is an incredibly talented and driven core team. Nishant is our CEO and began his career in banking building risk assessment models. Bryan came from Epic EMR implementation and specializes in public speaking and B2B partnerships.

Our CTO, Micah, is also ex-Epic and designed our back-end architecture and security protocols. While our Director of Engineering, Tyler, is responsible for much of our mobile front end and predictive AI.


Massive, Growing Market
TAM
$332.5 Billion
20% annual growth rate
PFM
$5 Billion
13% annual growth rate
90%
of Americans manage finances digitally
50 Million
Young adults seeking financial guidance

$5B PFM Source

$333B TAM Source

As a consumer product, we operate in the $5B personal financial management space. This is a growing market which no company has "won" and our closest competitors have already been acquired. As the first actionable finance app, Investii is perfectly positioned to target the 50 million young adults in need of financial guidance.

When including alternative risk evaluation, commissions for deposits, and bank licensing fees for our app, the total market explodes to $332.5B and is expected to grow at 20% annually over the next five years.

Revenue Model



B2B
B2C
White-Label App
Paid by
Banks
Credit Unions
Subscriptions
Paid by
Users
Universities
Employers
Impact Partners
Referrals
Paid by
Financial
Institutions
AUM Fees
Paid by
Users invested
in ETFs
chime
acorns
Invest the Change

We're not just a phenomenal consumer product, we're a legit B2B SaaS platform as well. White-labeling our app for local banks and credit unions is a massive opportunity, and we're in discussions with our first partners. These institutions pride themselves on customer service, but struggle to deliver a competitive mobile banking experience. Smaller banks are losing customers to fintechs, and Investii is their solution.

The alternative credit data our app creates also allows bank partners to better evaluate borrowers' risk and provide tailored loans to their customers. Turning Investii's consumer app into a white-label product for banks and credit unions is our primary focus and the reason we are raising this round.

In the near-term, we do not plan on heavily marketing the consumer app, but it is live on IOS/Android and seeing organic growth. We use a "Freemium" model with monthly subscriptions charged directly to users and B2B2C partners. We collect referral fees for accounts opened through our marketplace (early deals with Chime and Acorns), and the Investii ETF-advisor will be live shortly, so we'll soon begin generating AUM fees.

User Acquisition Strategy
B2B
Existing bank/CU customers (white-label)
B2B2C
Employers
Financial wellness benefit
Higher Education
Demand for de-identified alumni financial data
B2C
Grassroots
• Speaking Events
Influencers





By white-labeling our app, we can tap into local banks' and credit unions' existing customer bases. Building trust with users is one of the greatest challenges in consumer fintech, so bank partnerships serve as a fast-track to revenue and credibility. We have the beautiful app and data they want, and they have the customer relationships we want.

As our team grows, we will focus more heavily on B2B2C partners. Employers have shown interest as a financial wellness benefit, and colleges want access to their alumni's de-identified financial data.

Prior to launching the app, Bryan spoke at 40+ universities across the country to share Investii's vision and gather insights from our target users. When we reengage consumer marketing, speaking events and leveraging influencers will be priorities.



Traction

B2C

450+ Users acquired

$50,000+ moved to savings vehicles

Generating **Revenue**

B2B

5 interested bank partners

1 employer partner

Since launching the app in late June, we've begun generating revenue, acquired over 450 users, and have been growing organically at ~10%/weekly without a marketing budget. Dollars moved to savings vehicles is one of our most important KPIs. We've topped the $50k mark and that total is growing by the day! Without Investii, those dollars that may not have been saved/invested and it's extremely gratifying seeing people using our app to create wealth.

Five local/regional banks are in discussions about piloting our app with MANY more in the pipeline. Customer retention is the major focus for nearly all brick-and-mortar banks, and the majority of them understand that in order to compete, they need a mobile app that their customers want to engage with.

We're raising our seed round to expand the engineering team and white-label our app. We run extremely lean, doing all of our development internally, and previously raised a $180k pre-seed round to build the consumer product. Our current investors include a nationally-ranked accelerator (gener8tor) and executives from Square, Zywave, The Boring Company, BMO Harris, Rinse, and REV Group.





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